VOTING AGREEMENT AND PROXY COUPLED WITH AN INTEREST

For good and valuable consideration, receipt of which is hereby acknowledged, Hyundai Syscomm Corp., a California corporation ("HYUNDAI"), hereby appoints Charles E. Ramey, the present Chief Executive Officer of US Dataworks, Inc., a Nevada corporation ("UDW"), or, in the event that Mr. Ramey no longer serves in such capacity, the successor Chief Executive Officer of UDW, (the "Proxy Holder"), with a mailing address at 5301 Hollister Road, Second Floor, Houston, Texas 77040, as proxy, to vote all shares of Common Stock of UDW now or in the future owned by HYUNDAI (the "Shares").  HYUNDAI and the Proxy Holder agree that, for so long as this proxy remains in effect, all of the Shares shall be voted as determined by Proxy Holder, in his sole discretion.

This is the Voting Agreement referred to in that certain Stock Purchase Agreement dated as of December 29, 2006 (the "Stock Purchase Agreement") between HYUNDAI and UDW.  Any capitalized term not defined herein shall have the meaning ascribed to it in the Stock Purchase Agreement.

Upon the sale or other transfer of the Shares, in whole or in part, to anyone other than a HYUNDAI affiliate, this proxy shall automatically terminate with respect to such sold or transferred Shares at the time of such sale and/or transfer, without any further action required by any person.

This proxy shall remain in effect with respect to the Shares of UDW during the period commencing on the date hereof and continuing until revoked by HYUNDAI, in its sole discretion.

IN WITNESS WHEREOF, the undersigned has executed this proxy coupled with an interest as of the 29th day of December 2006.

HYUNDAI SYSCOMM CORP. By: /s/ Samuel Lee Samuel Lee Chairman of the Board	US DATAWORKS, INC. By: /s/ Charles E. Ramey Charles E. Ramey Chief Executive Officer